The Joint Annual Meeting of Shareholders of the Common Shares of Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund, First Trust Energy Income and Growth Fund, First Trust Enhanced Equity Income Fund, First Trust/Aberdeen Global Opportunity Income Fund, First Trust Mortgage Income Fund, First Trust Strategic High Income Fund II, First Trust/Aberdeen Emerging Opportunity Fund, First Trust Specialty Finance and Financial Opportunities Fund, First Trust Dividend and Income Fund, First Trust High Income Long/Short Fund, First Trust Energy Infrastructure Fund, First Trust MLP and Energy Income Fund and First Trust Intermediate Duration Preferred & Income Fund was held on April 20, 2015 (the "Annual Meeting"). At the Annual Meeting, Richard E. Erickson and Thomas R. Kadlec were elected by the Common Shareholders of the First Trust/Aberdeen Emerging Opportunity Fund as a Class II Trustees for a three-year term expiring at the Fund's Annual Meeting of Shareholders in 2018. The number of votes cast for Mr. Erickson was 3,646,897, the number of votes against was 812,053 and the number of broker non-votes was 868,835. The number of votes cast for Mr. Kadlec was 3,646,657, the number of votes against was 812,293 and the number of broker non-votes was 868,835. James A. Bowen, Robert
F. Keith and Niel B. Nielson are the other current and continuing Trustees.